SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing theinformation to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1:	2017FY Q3 Investor presentation
2017FY Q3 Interim Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: February 15, 2017

JAGUAR
LAND ROVER
Jaguar Electrifies
JAGUAR LAND ROVER
RESULTS FOR THE THREE MONTHS ENDED 31 DECEMBER 2016
14th FEBRUARY 2017

DISCLAIMER
JAGUAR LAND ROVER
Statements in this presentation describing the objectives, projections, estimates and expectations of Jaguar Land Rover Automotive plc and its direct and indirect subsidiaries (the “Company”, “Group” or “JLR”) may be “forward-looking statements” within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company’s operations include, among others, economic conditions affecting demand / supply and price conditions in the domestic and overseas markets in which the Company operates, changes in Government regulations, tax laws and other statutes and incidental factors.
- Q4 FY17 represents the 3 month period from 1 January 2017 to 31 March 2017
- Q3 FY17 represents the 3 month period from 1 October 2016 to 31 December 2016
- Q3 FY16 represents the 3 month period from 1 October 2015 to 31 December 2015
- 9M FY17 represents the 9 month period from 1 April 2016 to 31 December 2016
- 9M FY16 represents the 9 month period from 1 April 2015 to 31 December 2015
Consolidated results of Jaguar Land Rover Automotive plc and its subsidiaries contained in the presentation are unaudited and presented under IFRS as approved in the EU.
Retail volume data includes and wholesale volume excludes sales from the Company’s unconsolidated Chinese joint venture.

PARTICIPANTS
JAGUAR LAND ROVER
Kenneth Gregor
CFO, Jaguar Land Rover
Bennett Birgbauer
Treasurer, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors

Q3 FY17 FINANCIAL RESULTS
JAGUAR LAND ROVER
• Retail sales of 149.3k units, 8.5% up on Q3 FY16
• Wholesale volumes 130.9k units, 4.9% lower — more than explained by the run-out of Discovery in advance of the all-new model going on sale in Q4 FY17
• Revenue of £6.5b, up from £5.8b with the weaker Pound
• PBT £255m, down from £499m a year ago primarily reflecting:
• Lower wholesale volumes with less favourable product mix partially offset by favourable market mix (including the run-out of Discovery)
• Higher marketing expense, including extended 16MY run-out cost in the US
• Higher depreciation and amortisation
• Unfavourable unrealised FX and commodity hedge revaluation
• Offset partially by further recoveries related to Tianjin
• Positive free cashflow of £54m after £926m of total investment spending
• Cash and deposits of £3.8b and an undrawn revolving credit facility of £1.9b – before a € 650m 7 year bond and a £300m 4 year bond issued in January 2017 with coupons of 2.20% and 2.75% respectively

KEY FINANCIAL METRICS
JAGUAR LAND ROVER
Quarter ended 31 December 9 months ended 31 December
(£ millions, unless stated) 2016 2015 Change 2016 2015 Change
Retail volumes (‘000 units) 149.3 137.7 11.6 424.5 362.8 61.7
Wholesale volumes (‘000 units)1 130.9 137.6 (6.7) 375.9 359.4 16.5
Revenues 6,537 5,781 756 17,951 15,614 2,337
EBITDA2 611 834 (223) 1,898 2,244 (346)
EBITDA% 9.3% 14.4% (5.1 ppt) 10.6% 14.4% (3.8 ppt)
Profit before tax and exceptional item 170 469 (299) 799 1,195 (396)
Exceptional item — Tianjin recoveries 85 30 55 135 (215) 350
Profit before tax 255 499 (244) 934 980 (46)
Profit after tax 167 440 (273) 715 840 (125)
Free cash flow (before financing) 54 454 (400) (509) (602) 93
Cash 3,841 3,408 433 3,841 3,408 433
1) Excludes Chery Jaguar Land Rover – Q3 FY17 21,335 units; Q3 FY16 12,830, 9M FY17 46,936 units; 9M FY16 22,219
2) EBITDA defined to include the revaluation of current assets and liabilities and realised FX and commodity hedges but excludes the revaluation of foreign currency debt, unrealised FX and commodity hedges, as well as exceptional items

RECORD Q3 RETAIL SALES OF 149.3k UP 8%
CHINA, NORTH AMERICA AND EUROPE UP
JAGUAR LAND ROVER
Units in ‘000
North America UK China*
Up 20% Down (3)% Up 38%
28.1 33.6 25.0 24.2 26.3 36.4
24.6 21.7 19.0 15.9 9.0 19.4
12.3 11.1
3.5 11.9 6.0 8.4 5.0 5.9
Q3 FY16 Q3 FY17 Q3 FY16 Q3 FY17 Q3 FY16 Q3 FY17
Europe Overseas
Up 7% Down (21)%
31.8 34.1 26.5 21.0
26.3 24.3 22.5 15.3
Land Rover
Jaguar 5.5 9.7 3.9 5.7
CJLR Q3 FY16 Q3 FY17 Q3 FY16 Q3 FY17
* Total volumes includes sales from Chery Jaguar Land Rover – Q3 FY17 19,395 units; Q3 FY16 9,010
Q3 FY17
North
America,
23%
UK, 16%
Europe (ex.
Russia),
23%
China
Region,
24%
Overseas,
14%
Units
149,288
Q3 FY16
North
America,
20%
UK, 18%
Europe (ex.
Russia),
23%
China
Region, 19%
Overseas,
19%
137,653 Units

Q3 WHOLESALES OF 130,910 DOWN 5%
MORE THAN EXPLAINED BY DISCOVERY RUN-OUT
JAGUAR LAND ROVER
Units in ‘000
11.4 12.5 10.0 5.2 2.7 2.6 20.9 2.9 2.8
XE XF* XJ F-PACE F-TYPE
24.9 22.6 15.3 5.7 23.9 25.0 23.1 20.0 17.5 18.4 5.8 0.1
Discovery Sport* Discovery Range Rover Evoque* Range Rover Sport Range Rover Discontinued (Defender, Freelander)
Total JLR
137.6 130.9
27.0 44.1
110.6 86.8
Q3 FY16
Q3 FY17
Land Rover
Jaguar
* Total volumes excludes sales from Chery Jaguar Land Rover – Q3 FY17 21,335 units. Q3 FY16 12,830

KEY PROFIT DRIVERS
JAGUAR LAND ROVER
• Revenue of £6.5b up from £5.8b in Q3 FY16, primarily reflecting the weaker Pound partially offset by lower wholesale volumes
• EBITDA of £611m (9.3% margin) compared to £834m (14.4%) a year ago, primarily reflecting:
• Lower wholesale volumes and less favourable product mix partially offset by favourable market mix
(2.0%, including the run-out of Discovery)
• Unfavourable variable marketing expense (1.7%, including extended 16MY runout expense in the US)
• Higher new model launch costs (0.3%) and biennial pay negotiation settlement (0.4%)
• Favourable operating exchange offset by realised hedges
• EBITDA margin, analytically adjusting revenue to include FX hedging gains and losses included in EBITDA
10.1%
• PBT £255m, down from £499m a year ago reflecting:
• Lower EBITDA (£223m) and higher depreciation and amortisation (£52m)
• Unfavourable unrealised FX and commodity hedge revaluation and USD debt revaluation (£42m)
• Higher China JV profits (£13m) and lower net finance expense (£5m)
• Further recoveries related to Tianjin (£55m)

CASH FLOW
POSITIVE FREE CASH FLOW AFTER INVESTMENT
JAGUAR LAND ROVER
Quarter ended 31 December 9 months ended 31 December
(£ millions, unless stated) 2016 2015 Change 2016 2015 Change
EBITDA 611 834 (223) 1,898 2,244 (346)
Working capital (incl. non cash accruals)* 204 376 (172) (281) (584) 303
Tax paid (9) (12) 3 (109) (117) 8
Cash flow from operations 806 1,198 (392) 1,508 1,543 (35)
Investment in fixed and intangible assets (830) (765) (65) (2,133) (2,177) 44
Finance income and other (includes FX revaluation) 78 21 57 116 32 84
Free cash flow (before financing) 54 454 (400) (509) (602) 93
Changes in debt (24) 18 (42) (56) (4) (52)
Finance expenses and fees (26) (24) (2) (95) (99) 4
Dividends paid - - - (150) (150) -
Net change in cash & financial deposits 4 448 (444) (810) (855) 45
*Includes £68m dividend received from CJLR

EXCITING NEW PRODUCTS
RECENT & UPCOMING NEW MODELS TO DRIVE GROWTH
JAGUAR LAND ROVER
F-PACE (May 2016) Evoque convertible (Jun 2016) XFL (Sep 2016)
All new Discovery (Q4 FY17) Watch this space! I-PACE concept (2018)

JAGUAR I-PACE CONCEPT
JLR’S FIRST BATTERY ELECTRIC VEHICLE
JAGUAR LAND ROVER
I-PACE concept
• All-wheel-drive from twin electric motors
• 500km range (NEDC cycle)
• 0-60mph in 4 seconds
• 90kWh lithium-ion battery
• Rapid charging takes 2 hours
• On the road in 2018

LOOKING AHEAD
CONTINUING TO INVEST TO DRIVE PROFITABLE GROWTH
JAGUAR LAND ROVER
• JLR’s strategy continues to be to invest in new products, technology and manufacturing capacity to grow profitably.
• Jaguar Land Rover plans to continue to build on recent successful product launches with the continued sales ramp up of the Jaguar F-PACE, XF long wheel base in China, the all new Land Rover Discovery and others to be announced this year.
• The start of new Discovery wholesales, peak March UK sales and other seasonal factors should support a solid final quarter.
• JLR continues to have a balanced sales profile and will continue to closely monitor and assess market conditions in key regions.

JAGUAR LAND ROVER
Thank You
Kenneth Gregor
CFO, Jaguar Land Rover
C. Ramakrishnan
Group CFO, Tata Motors
Bennett Birgbauer
Treasurer, Jaguar Land Rover
Jaguar Land Rover Investor Relations
investor@jaguarlandrover.com
Tata Motors Investor Relations
Ir_tml@tatamotors.com
Jaguar Land Rover
Abbey Road, Whitley, Coventry CV3 4LF
Jaguarlandrover.com

Jaguar Land Rover
ADDITIONAL SLIDES

INCOME STATEMENT
Jaguar Land Rover
Quarter ended 31 December 9 months ended 31 December
(£ millions, unless stated) 2016 2015 Change 2016 2015 Change
Revenues 6,537 5,781 756 17,951 15,614 2,337
Material and other cost of sales (3,869) (3,496) (373) (10,623) (9,318) (1,305)
Employee costs (648) (582) (66) (1,838) (1,673) (165)
Other (expense) /income(1) (1,788) (1,192) (596) (4,664) (3,323) (1,341)
Product development costs capitalised 379 323 56 1,072 944 128
EBITDA 611 834 (223) 1,898 2,244 (346)
Depreciation and amortisation (409) (357) (52) (1,207) (1,040) (167)
Undesignated debt/unrealised hedges MTM(2) (62) (20) (42) 19 15 4
Net finance (expense) / income and other (5) (10) 5 (24) (39) 15
Share of profit / (Loss) from Joint Venture 35 22 13 113 15 98
Profit before tax and exceptional item 170 469 (299) 799 1,195 (396)
Exceptional item 85 30 55 135 (215) 350
Profit before tax 255 499 (244) 934 980 (46)
Income tax expense (88) (59) (29) (219) (140) (79)
Profit after tax 167 440 (273) 715 840 (125)
1) Includes mark to market of current assets and liabilities and realised gains/losses on matured FX and commodity hedges
2) Includes mark to market of unrealised FX options (time value) and commodity hedges and revaluation of foreign currency debt

Jaguar Land Rover
RECORD Q3 RETAIL SALES OF 149.3k UP 8%
STRONG F-PACE, XF AND DISCOVERY SPORT SALES
Units in ‘000
11.4 10.9 6.8 9.7 3.0 3.0 19.3 2.6 2.4
XE XF* XJ F-PACE F-TYPE
26.6 30.8 13.8 8.0 28.4 27.7 22.4 22.7 16.6 14.7 6.0 0.1
Discovery Sport* Discovery Range Rover Evoque* Range Rover Sport Range Rover Discontinued (Defender, Freelander)
TOTAL JLR
137.7 23.8 113.8 Q3 FY16
149.3 45.4 103.9 Q3 FY17
Land Rover
Jaguar
* Total volumes includes sales from Chery Jaguar Land Rover – Q3 FY17 19,395 units; Q3 FY16 9,010

RECORD 9M RETAIL SALES OF 424.5k UP 17%
LED BY F-PACE, XE, XF AND DISCOVERY SPORT
Jaguar Land Rover
Units in ‘000
23.6 31.3 23.2 25.6 8.8 8.4 46.0 8.7 7.7 0.2 0.0
XE XF* XJ F-PACE F-TYPE Discontinued (XK)
61.6 88.2 35.8 33.7 77.6 79.5 62.7 63.5 43.8 39.6 17.2 1.2
Discovery Sport* Discovery Range Rover Evooque* Range Rover Sport Range Rover Discountinued (Defender, Freelander)
Total JLR
362.8 64.6 298.2 9M FY16
424.5 118.9 305.6 9M FY17
Land Rover Jaguar
* Total volumes includes sales from Chery Jaguar Land Rover – 9M FY17 46,926 units; 9M FY16 19,398

RECORD 9M RETAIL SALES OF 424.5k UP 17%
ALL REGIONS UP EXCEPT OVERSEAS
Jaguar Land Rover
Units in ‘000
North America UK China*
Up 25% Up 14% Up 35%
88.4 71.9 82.1 91.6
70.8 59.5 53.0 56.1 67.7 19.4 46.9
59.7 37.7 29.2
11.1 28.9 19.0 26.0 10.7 15.5
9M FY16 9M FY17 9M FY16 9M FY17 9M FY16 9M FY17
Europe Overseas
Up 17% Down (6)%
83.8 97.8 68.5 64.6
69.6 69.4 58.9 48.9
Land Rover
Jaguar 14.3 28.4 9.6 15.7
CJLR 9M FY16 9M FY17 9M FY16 9M FY17
* Total volumes includes sales from Chery Jaguar Land Rover – 9M FY17 46,926 units; 9M FY16 19,398
9M FY17
North
America,
21%
UK, 19%
Europe (ex.
Russia),
23%
China
Region,
22%
Overseas,
15%
424,499 Units
9M FY16
North
America,
20%
UK, 20%
China
Region, 19%
Europe (ex.
Russia),
23%
Overseas,
19%
362,758 Units

JAGUAR LAND ROVER
Q3 WHOLESALES OF 130,910 DOWN 5%
NORTH AMERICA AND CHINA UP
Units in ‘000
North America UK China*
Up 23% Down (9)% Up 5%
37.6 26.0 15.3 16.1
30.5 23.7
21.8 10.0
18.3 17.0 10.1
26.1
15.8 7.7 6.7 5.2 6.1
4.4
Q3 FY16 Q3 FY17 Q3 FY16 Q3 FY17 Q3 FY16 Q3 FY17
Europe Overseas
Down (14)% Down (26)%
37.2
32.1 28.7
21.4
32.0 22.7 24.2
15.3
Jaguar Land Rover 5.2 9.4 4.6 6.1
Q3 FY16 Q3 FY17 Q3 FY16 Q3 FY17
* Total volumes excludes sales from Chery Jaguar Land Rover – Q3 FY17 21,335 units. Q3
FY16 12,830
Q3 FY17
UK, 18%
North
America,
29%
China
Region,
12%
Europe (ex.
Russia),
25%
Overseas,
16%
130,910 Units
Q3 FY16
North
America,
22%
UK, 19%
China
Region, 11%
Europe (ex.
Russia),
27%
Overseas,
21%
137,631 Units

JAGUAR LAND ROVER
9M WHOLESALES OF 375.9k UP 5%
STRONG SALES OF F-PACE, XE AND EVOQUE
Units in ‘000
29.1 33.4 23.8 18.8 7.4 7.1 52.9 9.5 8.4 0.1 0.0
XE XF* XI F-PACE F-TYPE Discontinued (XK)
61.6 59.5 37.0 28.5 64.0 68.1 63.8 59.8 44.8 38.8 18.3 0.6
Discovery Sport* Discovery Range Rover Evooque* Range Rover Sport Range Rover Discountinued (Defender, Freelander)
Total JLR
359.4 69.9 289.5 9M FY16
375.9 120.6 255.3 9M FY17
* Total volumes excludes sales from Chery Jaguar Land Rover – 9M FY17 49,936 units. 9M FY16 22,219

9M WHOLESALES OF 375.9k UP 5%
NORTH AMERICA, UK AND EUROPE UP
Jaguar Land Rover
Units in ‘000
North America UK China*
Up 26% Up 1% Down (4)%
74.7 75.3 45.1 43.2
98.4
78.0
61.3 52.2 53.1 35.0 27.1
66.6
37.1 22.4 22.3 10.2 16.2
11.4
9M FY16 9M FY17 9M FY16 9M FY17 9M FY16 9M FY17
Europe
Overseas
Up 8%
Down (14)%
72.3
89.3
96.9
62.0
73.8
67.9
61.9
45.9
Jaguar Land Rover
15.5
28.9
10.4
16.2
9M FY16
9M FY17
9M FY16
9M FY17
9M FY17
North
America,
26%
UK, 20%
China
Region,
12%
Europe (ex.
Russia),
26%
Overseas,
17%
375,870 Units
9M FY16
North
America,
22%
UK, 21%
China
Region, 13%
Europe (ex.
Russia),
25%
Overseas,
20%
359,439 Units
* Total volumes excludes sales from Chery Jaguar Land Rover – 9M FY17 49,936 units. 9M FY16 22,219

FINANCING STRUCTURE
STRONG LIQUIDITY
JAGUAR LAND ROVER
£ million (Face value)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
16%
5,278
1,870
3,408
860
Q3 FY16
16%
5,710
1,870
3,840
1,119
Q3 FY17
1,870
807
570
407
407
400
CY17
CY18
CY19
CY20
CY21
CY22
CY23
CY24
Total Balance Sheet Debt as at
31 December 2016
£mn
16%
Bonds
2,591
Short term borrowings
139
Finance lease obligations
8
Pre paid financing costs
(16)
Total
2,722
Cash and financial deposits Bonds* Undrawn RCF Net Cash Cash/LTM revenue %
*Excludes €650m 7 year and £300m 4 year bonds issued in January at coupons of 2.20% and 2.75% respectively

PRODUCT AND OTHER INVESTMENT
CAPITAL EXPENDITURE TO GROW THE BUSINESS
JAGUAR LAND ROVER
(£ millions, unless stated)
R&D expense
Capitalised
Expensed
Total R&D expense
Investment in tangible and other
intangible assets
Total product and other investment
Capital investment as % of revenue
Of which capitalised
Quarter ended 31 December
2016
379
96
475
451
926
14.2%
830
2015
323
77
400
442
842
14.6%
765
Change
56
19
75
9
84
(0.4 ppt)
65
9 months ended 31 December
2016
1,072
269
1,341
1,061
2,402
13.4%
2,133
2015
944
216
1,160
1,233
2,393
15.3%
2,177
Change
128
53
181
(172)
9
(1.9 ppt)
(44)

FOREIGN EXCHANGE
IMPACT ON PROFITABILITY
JAGUAR LAND ROVER
(£ millions, unless stated)
Operational exchange1
Realized FX Hedges and other2
Revaluation of Current Assets/Liabilities3
Total FX impacting EBITDA
Revaluation of Undesignated Debt3
Unrealised FX Hedges3
Total FX below EBITDA
Total FX impact on PBT
Total FX Revaluation (included above)
Unrealised commodities
Realised commodities
End of Period Exchange Rates
GBP:USD
GBP:EUR
GBP:CNY
Quarter ended 31 December
2016
n/a
(455)
(2)
n/a
(54)
(13)
(67)
n/a
(69)
5
(11)
1.229
1.168
8.565
Q-o-Q
5.1%
0.9%
1.0%
2015
n/a
(71)
2
n/a
(36)
43
7
n/a
9
(27)
(18)
1.483
1.357
9.740
Change
438
(384)
(4)
50
(18)
(56)
(74)
(24)
(78)
32
7
Q-o-Q
2.1%
0.6%
1.3%
Memo:
1 The year-on-year operational exchange is an analytical estimate, which may differ from the actual  impact
2 Realised hedge gains/(losses) are driven by the difference between executed hedging exchange  rates compared to accounting exchange rates
3 Exchange revaluation gains/(losses) reflects the estimated impact of the change in end of  period exchange rates as applied to relevant balances

JAGUAR LAND ROVER
Jaguar Land Rover Automotive plc Interim Report
For the three month and nine month period ended
31 December 2016
Company registered number: 06477691

Group, Company, Jaguar Land Rover and JLR refers to Jaguar Land Rover Automotive plc and its subsidiaries.

EBITDA	defined as profit for the period before income tax expense, finance expense (net of capitalised interest), finance income, depreciation and amortisation, foreign exchange gains/losses on financing and unrealised derivatives, gains/losses on unrealised commodity derivatives, share of profits/losses from equity accounted investments and exceptional items.

EBITDA margin	measured as EBITDA as a percentage of revenue.

PBT	profit before tax.

PAT	profit after tax.

Net cash	measured as cash and cash equivalents plus short-term deposits less total balance sheet borrowings (including secured and unsecured borrowings, short-term invoice discounting facilities and finance leases).

Free cash flow	reflects net cash generated from operating activities less net cash used in investing activities (excluding investments in short-term deposits) and includes foreign exchange gains/losses on short term deposits.

Total investment	reflects net cash used in investing activities and expensed R&D (not included in net cash used in investing activities) but excluding movements in other restricted deposits, movements in short-term deposits, finance income received and proceeds from the sale of property, plant and equipment.

FY17	12 months ending 31 March 2017.

FY16	12 months ended 31 March 2016.

CY16	12 months ended 31 December 2016.

Q3	3 months ended 31 December.

China JV	Chery Jaguar Land Rover Automotive Co., Ltd.

Management’s discussion and analysis of financial condition and results of operations

Jaguar Land Rover achieved record third quarter retail sales with higher volumes in China (including China JV sales), North America and Europe led by strong sales of Discovery Sport, F-PACE and the new long wheel base Jaguar XFL in China. However, profits and margins were lower primarily reflecting lower wholesale volumes (excluding sales from the China JV), more than explained by the run-out of Discovery, and higher marketing expense. Key Q3 FY17 results are as follows:

Key metrics for Q3 FY17 results, compared to Q3 FY16, are as follows:

•	Retail sales of 149.3k units (including the China JV), up 8.5%.

•	Wholesales of 130.9k units (excluding the China JV), down 4.9%

•	Revenue of £6.5 billion, up from £5.8 billion.

•	EBITDA of £611 million (9.3% margin; 10.1% analytically adjusting revenue to include gains and losses on revenue hedges included in EBITDA), down from £834 million (14.4% margin).

•	PBT of £255 million, down from £499 million.

•	PAT of £167 million, down from £440 million.

•	Free cash flow before financing was £54 million after total investment spending of £926 million.

Market environment

The economic environment remained generally positive in most markets in Q3 FY17. Strong consumer spending in the UK supported solid economic performance overall, whilst sterling weakened further on Brexit concerns. Rising employment in the US drove strong economic growth and expectations for fiscal stimulus, following the election of Donald Trump, have buoyed market confidence whilst the US Federal Reserve increased rates by 0.25% in December 2016. China reported growth of 6.7% for CY16 as ongoing government stimulus supported economic performance. Growth in Europe was solid with labour markets improving. However, conditions in emerging markets remained generally challenging.

Total automotive industry car volumes (units)

	Q3 FY17	Q3 FY16	Change (%)
China	7,606,600	6,575,800	15.7%
Europe (excluding UK)	2,348,616	2,301,200	2.1%
UK	542,291	536,617	1.1%
US	4,418,700	4,401,100	0.4%
Other markets (Including Russia and Brazil)	3,282,894	3,337,546	(1.6)%

The total industry car volume data above has been compiled using relevant data available at the time of publishing this interim report, compiled from national automotive associations such as the Society of Motor Manufacturers and Traders in the UK and the ACEA in Europe, according to their segment definitions, which may differ from those used by JLR.

Jaguar Land Rover volume performance

Q3 FY17 total retail sales for the third quarter were 149,288 units (including the China JV), up 8.5% compared to Q3 FY16, primarily driven by the new Jaguar F-PACE as well as strong sales of the Land Rover Discovery Sport and long wheel base Jaguar XFL in China. Retail sales growth year-on-year was strong in China, North America and Europe but down in the UK and in other overseas markets. Land Rover retailed 103,924 units in Q3 FY17, down 8.7% compared to Q3 FY16 as the run-out of Discovery and discontinuation of Defender outweighed continuing strong sales of Discovery Sport. Jaguar retailed 45,364 units, up 90.3% as sales of the F-PACE and long wheel base XFL in China continue to grow.

Wholesales totalled 130,910 units (excluding China JV) in Q3 FY17, down 4.9% compared to the same quarter a year ago. By brand, Jaguar wholesales in Q3 FY17 were 44,099 units, up 63.2% compared to Q3 FY16 driven by F-PACE and XE, and Land Rover wholesales were 86,811 units, down 21.5% primarily reflecting the run-out of Discovery, discontinuation of Defender, and production of the Discovery Sport at the China JV, as well as 2017 model year changeover of Range Rover and Range Rover Sport. By region, wholesales were up in North America (23.5%) and China (5.2%) but down in the UK (8.8%), Europe (13.6%) and in other Overseas markets (25.6%)

2

Jaguar Land Rover’s Q3 FY17 retail sales (including the China JV) by key region and model compared to Q3 FY16 is detailed in the following table:

	Q3 FY17	Q3 FY16	Change (%)
UK	24,227	24,994	(3.1%)
North America	33,630	28,073	19.8%
Europe	34,060	31,828	7.0%
China[2]	36,408	26,308	38.4%
Overseas	20,963	26,450	(20.7%)

Total JLR	149,288	137,653	8.5%

F-PACE	19,336	—	n/a
F-TYPE	2,356	2,616	(9.9%)
XE	10,878	11,420	(4.7%)
XF2	9,745	6,802	43.3%
XJ	3,049	2,991	1.9%
XK1	—	12	n/a

Jaguar[2]	45,364	23,841	90.3%

Discovery Sport[2]	30,787	26,588	15.8%
Discovery[1]	8,009	13,844	(42.1%)
Range Rover Evoque[2]	27,688	28,406	(2.5%)
Range Rover Sport	22,723	22,386	1.5%
Range Rover	14,656	16,567	(11.5%)
Defender[1]	59	5,997	(99.0%)
Freelander[1]	2	24	(91.7%)

Land Rover[2]	103,924	113,812	(8.7%)

Total JLR	149,288	137,653	8.5%

[1]	Production of the Jaguar XK, Land Rover Freelander, Defender and Discovery models have now been discontinued.
[2]	China JV retail volume in Q3 FY17 was 19,395 units (10,406 units of Discovery Sport, 5,186 units of Evoque and 3,803 units of Jaguar XFL).

Revenue and profits

Q3 FY17 revenue was £6.5 billion, up from the £5.8 billion in Q3 FY16 as favourable foreign exchange movements more than offset lower wholesale volumes. Revenue for the 9 months to 31 December 2016 was £18.0 billion, up

£2.3 billion compared to the same period a year ago.

EBITDA of £611m (9.3% margin) compared to £834m (14.4%) a year ago, primarily reflecting:

•	Lower wholesale volumes and less favourable product mix partially offset by favourable market mix (including the run-out of Discovery)

•	Unfavourable variable marketing expense (including extended 16MY run-out expense in the US)

•	Higher new model launch costs and Biennial pay negotiation settlement

•	Favourable operating exchange offset by realised hedges

The EBITDA margin analytically adjusting revenue for the inclusion of FX hedging gains and losses included in EBITDA was 10.1%.

EBITDA for the 9 months to 31 December 2016 was £1.9 billion (10.6% margin), down £346 million compared to the same 9 month period last year.

PBT was £255 million in Q3 FY17, down from £499 million a year ago predominantly reflecting:

•	Lower EBITDA (£223 million) and higher depreciation and amortisation (£52 million)

•	Unfavourable unrealised FX and commodity hedge revaluation as well as USD debt revaluation (£42 million)

•	Higher China JV profits (£13 million) and lower net finance expense (£5 million)

•	Further £85 million of exceptional recoveries related to Tianjin (£55 million)

3

PBT for the 9 months to 31 December 2016 was £934 million, down £46 million compared to the same period last year.

PAT for Q3 FY17 was £167 million, compared to £440 million in the same period last year. PAT for the 9 months to 31 December 2016 was £715 million, down £125 million compared to last year.

EBITDA reconciliation

Quarter ended 31 December (£ millions)	2016	2015
EBITDA Margin	9.3%	14.4%
EBITDA	611	834
Adjustments:
Depreciation and amortisation	(409)	(357)
Foreign exchange losses - financing	(54)	(36)
Foreign exchange losses - unrealised derivatives	(13)	43
Commodity losses - unrealised derivatives	5	(27)
Finance income	7	9
Finance expense (net)	(12)	(19)
Share of profit from equity accounted investments	35	22

Profit before tax and exceptional item	170	469

Exceptional item	85	30

Profit before tax	255	499

Income tax expense	(89)	(59)

Profit after tax	166	440

Cash flow, liquidity and capital resources

Free cash flow before financing in Q3 FY17 was £54 million after £926 million of total investment spending with £282 million of favourable working capital, non-cash accrual and other movements (including the c.£68 million dividend received from the China JV in November 2016). In the quarter, £830 million of investment spending was capitalised and £96 million was expensed in EBITDA.

After the free cash flow of £54 million, finance expenses/fees paid of £26 million and a £24 million decrease in the utilisation of a short-term debt facility, cash and financial deposits at 31 December 2016 stood at £3.8 billion (comprising £1.9 billion of cash and cash equivalents and £1.9 billion of financial deposits). This includes an amount of £567 million held in subsidiaries of Jaguar Land Rover outside of the United Kingdom. The cash in some of these jurisdictions is subject to impediments to remitting cash to the UK other than through annual dividends. As at 31 December 2016, the Company also had an undrawn revolving credit facility totalling £1.9 billion, all maturing in July 2020, and £146 million of undrawn short-term committed credit facilities.

Debt

The following table shows details of the Company’s financing arrangements as at 31 December 2016:

(£ millions)	Facility amount	Outstanding	Undrawn

Committed
£400m 5.000% Senior Notes due Feb 2022**	400	400	—
£400m 3.875% Senior Notes due Mar 2023**	400	400	—
$500m 5.625% Senior Notes due Feb 2023*	407	407	—
$700m 4.125% Senior Notes due Dec 2018**	570	570	—
$500m 4.250% Senior Notes due Nov 2019**	407	407	—
$500m 3.500% Senior Notes due Mar 2020**	407	407	—
Revolving 5 year credit facility	1,870	—	1,870
Receivable factoring facilities***	285	139	146
Finance lease obligations	8	8	—

Subtotal	4,754	2,738	2,016

Prepaid costs	—	(16)	—

Total	4,754	2,722	2,016

4

*	Issued by Jaguar Land Rover Automotive plc and guaranteed on a senior unsecured basis by Jaguar Land Rover Limited, Jaguar Land Rover Holdings Limited, Land Rover Exports Limited, JLR Nominee Company Limited and Jaguar Land Rover North America LLC.
**	Issued by Jaguar Land Rover Automotive plc and guaranteed on a senior unsecured basis by Jaguar Land Rover Limited and Jaguar Land Rover Holdings Limited.
***	$350 million committed receivables factoring facility issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited. A bilateral $200 million uncommitted receivables factoring facility, also issued by Jaguar Land Rover Limited and guaranteed by Jaguar Land Rover Holdings Limited, is also available which remained undrawn as at 31 December 2016.

Acquisitions and disposals

There were no material acquisitions or disposals in the period.

Off-balance sheet financial arrangements

The Company has no off-balance sheet financial arrangements other than to the extent disclosed in the condensed consolidated financial statements.

Post balance sheet items

On 17 January 2017 the Company issued a €650 million bond maturing in 2024 paying an annual coupon of 2.200%. Subsequently, on 24 January 2017 the company issued a £300 million bond maturing in 2021 paying an annual coupon of 2.750%.

Business risks and mitigating factors

As discussed on pages 46-53 of the Annual Report 2015-16 of the Company, Jaguar Land Rover’s principal risks and mitigating factors are documented.

Employees

At the end of Q3 FY17, Jaguar Land Rover employed 39,758 people worldwide including agency personnel. This compared to 37,730 at the end of Q3 FY16.

Board of directors

On 19 December 2016 Cyrus Mistry resigned from the Board of Directors of Jaguar Land Rover Automotive plc. An announcement naming his successor will be made in due course.

The following table provides information with respect to the current members of the Board of Directors of Jaguar Land Rover Automotive plc:

Name	Position	Year appointed as Director, Chief Executive Officer
Andrew M. Robb	Director	2009
Dr. Ralf D. Speth	Chief Executive Officer and Director	2010
Nasser Mukhtar Munjee	Director	2012
Chandrasekaran Ramakrishnan	Director	2013

5

Condensed Consolidated Income Statement

For the three and nine months ended 31 December 2016 (unaudited)

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2016 (unaudited)	31 December 2015 (unaudited)	31 December 2016 (unaudited)	31 December 2015 (unaudited)
Revenue		6,537	5,781	17,951	15,614
Material cost of sales excluding exceptional item		(3,869)	(3,496)	(10,623)	(9,318)
Exceptional item	2	85	30	135	(215)
Material and other cost of sales		(3,784)	(3,466)	(10,488)	(9,533)
Employee cost		(648)	(582)	(1,838)	(1,673)
Other expenses		(1,388)	(1,153)	(3,841)	(3,241)
Net impact of commodity derivatives		(6)	(44)	33	(117)
Development costs capitalised	3	379	323	1,072	944
Other income		70	48	190	177
Depreciation and amortisation		(409)	(357)	(1,207)	(1,040)
Foreign exchange loss		(526)	(63)	(1,027)	(127)
Finance income	4	7	9	24	27
Finance expense (net)	4	(12)	(19)	(48)	(66)
Share of profit from equity accounted investments		35	22	113	15

Profit before tax		255	499	934	980
Income tax expense excluding tax on exceptional item		(60)	(52)	(181)	(194)
Tax on exceptional item		(28)	(7)	(38)	54
Income tax expense	9	(88)	(59)	(219)	(140)

Profit for the period		167	440	715	840

Condensed Consolidated Statement of Comprehensive Income and Expense

For the three and nine months ended 31 December 2016 (unaudited)

	Three months ended		Nine months ended
(£ millions)	31 December 2016 (unaudited)	31 December 2015 (unaudited)	31 December 2016 (unaudited)	31 December 2015 (unaudited)
Profit for the period	167	440	715	840
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	14	(86)	(1,279)	349
Income tax related to items that will not be reclassified	(16)	(1)	201	(88)

	(2)	(87)	(1,078)	261

Items that may be reclassified subsequently to profit or loss:
(Loss)/gain on effective cash flow hedges	(621)	(341)	(2,715)	328
Cash flow hedges reclassified to ‘Foreign exchange loss’ in profit or loss	448	55	827	173
Currency translation differences	4	(3)	34	(17)
Income tax related to items that may be reclassified	29	53	356	(104)

	(140)	(236)	(1,498)	380

Other comprehensive (expense)/income net of tax	(142)	(323)	(2,576)	641

Total comprehensive income/(expense) attributable to shareholders	25	117	(1,861)	1,481

6

Condensed Consolidated Balance Sheet

As at (£ millions)	Note	31 December 2016 (unaudited)	31 March 2016 (audited)
Non-current assets
Investments		416	339
Other financial assets		334	185
Property, plant and equipment		5,672	5,175
Intangible assets		5,997	5,497
Other non-current assets		132	45
Deferred tax assets		603	354

Total non-current assets		13,154	11,595

Current assets
Cash and cash equivalents		1,944	3,399
Short-term deposits and investments		1,897	1,252
Trade receivables		961	1,078
Other financial assets	6	223	137
Inventories	7	3,584	2,685
Other current assets	8	443	411
Current tax assets		8	10

Total current assets		9,060	8,972

Total assets		22,214	20,567

Current liabilities
Accounts payable		5,811	5,758
Short-term borrowings	14	139	116
Other financial liabilities	11	2,086	962
Provisions	12	627	555
Other current liabilities	13	489	427
Current tax liabilities		147	57

Total current liabilities		9,299	7,875

Non-current liabilities
Long-term borrowings	14	2,575	2,373
Other financial liabilities	11	1,620	817
Provisions	12	914	733
Retirement benefit obligation	18	1,843	567
Other non-current liabilities		314	204
Deferred tax liabilities		46	384

Total non-current liabilities		7,312	5,078

Total liabilities		16,611	12,953

Equity attributable to shareholders
Ordinary shares		1,501	1,501
Capital redemption reserve		167	167
Reserves	16	3,935	5,946

Equity attributable to shareholders		5,603	7,614

Total liabilities and equity		22,214	20,567

These condensed consolidated interim financial statements were approved by the Board of Directors.

Company registered number: 06477691

7

Condensed Consolidated Statement of Changes in Equity

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2016 (audited)	1,501	167	5,946	7,614
Profit for the period	—	—	715	715
Other comprehensive expense for the period	—	—	(2,576)	(2,576)

Total comprehensive expense	—	—	(1,861)	(1,861)

Dividend paid	—	—	(150)	(150)

Balance at 31 December 2016 (unaudited)	1,501	167	3,935	5,603

(£ millions)	Ordinary share capital	Capital redemption reserve	Other reserves	Total equity
Balance at 1 April 2015 (audited)	1,501	167	4,372	6,040
Profit for the period	—	—	840	840
Other comprehensive income for the period	—	—	641	641

Total comprehensive income	—	—	1,481	1,481

Dividend paid	—	—	(150)	(150)

Balance at 31 December 2015 (unaudited)	1,501	167	5,703	7,371

8

Condensed Consolidated Cash Flow Statement

For the three and nine months ended 31 December 2016 (unaudited)

		Three months ended		Nine months ended
(£ millions)	Note	31 December 2016 (unaudited)	31 December 2015 (unaudited)	31 December 2016 (unaudited)	31 December 2015 (unaudited)
Cash flows from/(used in) operating activities
Cash generated from operations	21	747	1,210	1,549	1,660
Dividends received		68	—	68	—
Income tax paid		(9)	(12)	(109)	(117)

Net cash generated from operating activities		806	1,198	1,508	1,543

Cash flows from/(used in) investing activities
Investment in other restricted deposits		(3)	(4)	(21)	(12)
Redemption of other restricted deposits		32	11	47	23
Movements in other restricted deposits		29	7	26	11
Investment in short-term deposits and investments		(1,251)	(1,116)	(3,023)	(2,604)
Redemption of short-term deposits and investments		851	1,001	2,443	2,675
Movements in short-term deposits and investments		(400)	(115)	(580)	71
Purchases of property, plant and equipment		(422)	(412)	(1,032)	(1,139)
Proceeds from sale of property, plant and equipment		—	—	1	—
Cash paid for intangible assets		(408)	(353)	(1,101)	(1,038)
Finance income received		7	9	24	29

Net cash used in investing activities		(1,194)	(864)	(2,662)	(2,066)

Cash flows from/(used in) financing activities
Finance expenses and fees paid		(26)	(24)	(95)	(99)
Proceeds from issuance of short-term borrowings		127	141	345	413
Repayment of short-term borrowings		(150)	(122)	(341)	(413)
Repayments of long-term borrowings		—	—	(57)	—
Payments of finance lease obligations		(1)	(1)	(3)	(4)
Dividends paid		—	—	(150)	(150)

Net cash generated used in financing activities		(50)	(6)	(301)	(253)

Net (decrease)/increase in cash and cash equivalents*		(438)	328	(1,455)	(776)
Cash and cash equivalents at beginning of period		2,382	2,104	3,399	3,208

Cash and cash equivalents at end of period		1,944	2,432	1,944	2,432

*	Included in ‘Net (decrease)/increase in cash and cash equivalents’ in the three month period is an increase of £15 million (three months ended 31 December 2015: decrease of £7 million) and in the nine month period is an increase of £89 million (nine months ended 31 December 2015: decrease of £49 million) arising from the impact of foreign exchange rate changes on cash and cash equivalents.

9

Notes (forming part of the condensed consolidated interim financial statements)

1	Accounting policies

Basis of preparation

The information for the three and nine month periods ended 31 December 2016 is unaudited and does not constitute statutory accounts as defined in Section 435 of the Companies Act 2006. The condensed consolidated interim financial statements of Jaguar Land Rover Automotive plc have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ under International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’).

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value as highlighted in note 15.

The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended 31 March 2016, which were prepared in accordance with IFRS as adopted by the EU.

The condensed consolidated interim financial statements have been prepared on the going concern basis as set out within the directors’ statement of responsibilities section of the Group’s annual report for the year ended 31 March 2016.

The accounting policies applied are consistent with those of the annual consolidated financial statements for the year ended 31 March 2016, as described in those financial statements.

2	Exceptional item

The exceptional item of £85 million for the quarter ended 31 December 2016 relates to the continuing impact of the explosion at the port of Tianjin (China) in August 2015. The exceptional credit to the income statement for the quarter relates to the recovery of import duties and taxes and to an updated assessment of the condition of the remaining vehicles, which led to a reversal of the initial provision recorded in the quarter ended 30 September 2015.

The process for finalising ongoing insurance claims and other recoveries may take some months to conclude, so further insurance and other potential recoveries will only be recognised in future periods when received or virtually certain to be received. Due to the size of the provision recorded, the charge together with the associated tax impact was disclosed as an exceptional item in the year ended 31 March 2016, as such any future recoveries will similarly be recognised as a reversal of that charge through exceptional items.

3	Research and development

	Three months ended		Nine months ended
(£ millions)	31 December 2016 (unaudited)	31 December 2015 (unaudited)	31 December 2016 (unaudited)	31 December 2015 (unaudited)
Total research and development costs incurred	475	400	1,341	1,160
Research and development expensed	(96)	(77)	(269)	(216)

Development costs capitalised	379	323	1,072	944

Interest capitalised	25	19	67	55
Research and development expenditure credit	(24)	(23)	(64)	(59)

Total internally developed intangible additions	380	319	1,075	940

10

Notes (forming part of the condensed consolidated interim financial statements)

4	Finance income and expense

Recognised in net income

	Three months ended		Nine months ended
(£ millions)	31 December 2016 (unaudited)	31 December 2015 (unaudited)	31 December 2016 (unaudited)	31 December 2015 (unaudited)
Finance income	7	9	24	27

Total finance income	7	9	24	27

Total interest expense on financial liabilities measured at amortised cost	(34)	(33)	(107)	(107)
Unwind of discount on provisions	(4)	(5)	(12)	(15)
Interest capitalised	26	19	71	56

Total finance expense (net)	(12)	(19)	(48)	(66)

The capitalisation rate used to calculate borrowing costs eligible for capitalisation during the nine month period was 4.4% (nine months ended 31 December 2015: 4.6%).

5	Allowances for trade and other receivables

Changes in the allowances for trade and other receivables are as follows:

(£ millions)	Nine months ended 31 December 2016 (unaudited)	Year ended 31 March 2016 (audited)
At beginning of period/year	60	11
Charged during the period/year	—	49
Utilised during the period/year	—	—
Unused amounts reversed	(13)	—
Foreign currency translation	13	—

At end of period/year	60	60

6	Other financial assets – current

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Advances and other receivables recoverable in cash	4	8
Derivative financial instruments	165	73
Accrued income	28	12
Other	26	44

Total current other financial assets	223	137

7	Inventories

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Raw materials and consumables	87	92
Work-in-progress	383	379
Finished goods	3,114	2,214

Total inventories	3,584	2,685

8	Other current assets

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Recoverable VAT	173	218
Prepaid expenses	189	111
Other	81	82

Total other current assets	443	411

11

Notes (forming part of the condensed consolidated interim financial statements)

9	Taxation

Recognised in the income statement

The income tax for the three and nine month periods ended 31 December 2016 is charged at the estimated effective tax rate expected to apply for the applicable financial year end.

10	Capital expenditure

Capital expenditure in the nine month period was £1,058 million (nine month period to 31 December 2015: £1,107 million) on property, plant and equipment and £1,152 million (nine month period to 31 December 2015: £1,089 million) was capitalised as intangible assets (excluding research and development tax credits). There were no impairments, material disposals or changes in use of assets.

11	Other financial liabilities

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Current
Finance lease obligations	2	5
Interest accrued	31	25
Derivative financial instruments	1,715	666
Liability for vehicles sold under a repurchase arrangement	338	266

Total current other financial liabilities	2,086	962

Non-current
Finance lease obligations	6	6
Derivative financial instruments	1,612	809
Other payables	2	2

Total non-current other financial liabilities	1,620	817

12	Provisions

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Current
Product warranty	494	441
Legal and product liability	116	99
Provisions for residual risk	7	6
Provision for environmental liability	8	8
Other employee benefits obligations	2	1

Total current provisions	627	555

Non-current
Product warranty	820	688
Legal and product liability	41	—
Provision for residual risk	19	13
Provision for environmental liability	24	23
Other employee benefits obligations	10	9

Total non-current provisions	914	733

12

Notes (forming part of the condensed consolidated interim financial statements)

12	Provisions (continued)

Nine months ended 31 December 2016 (unaudited) (£ millions)	Product warranty	Legal and product liability	Residual risk	Environmental liability	Total
Opening balance	1,129	99	19	31	1,278
Provision made during the period	531	94	9	1	635
Reclassification from accounts payable	—	19	—	—	19
Provision used during the period	(406)	(19)	(4)	—	(429)
Unused amounts reversed in the period	(23)	(37)	—	—	(60)
Impact of discounting	12	—	—	—	12
Foreign currency translation	71	1	2	—	74

Closing balance	1,314	157	26	32	1,529

Product warranty provision

The Group offers warranty cover in respect of manufacturing defects, which become apparent one to five years after purchase, dependent on the market in which the purchase occurred.

Legal and product liability provision

A legal and product liability provision is maintained in respect of compliance with regulations, contractual obligations and known or potential litigations or claims which impact the Group.

Residual risk provision

In certain markets, the Group is responsible for the residual risk arising on vehicles sold by dealers on leasing arrangements. The provision is based on the latest available market expectations of future residual value trends. The timing of the outflows will be at the end of the lease arrangements – being typically up to three years.

Environmental liability provision

This provision relates to various environmental remediation costs such as asbestos removal and land clean up.

13	Other current liabilities

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Liabilities for advances received	65	139
Deferred revenue	141	93
VAT	208	131
Other taxes payable	54	35
Other	21	29

Total current other liabilities	489	427

13

Notes (forming part of the condensed consolidated interim financial statements)

14	Interest bearing loans and borrowings

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Short-term borrowings
Bank loans	139	116

Short-term borrowings	139	116

Long-term borrowings
EURO MTF listed debt	2,575	2,373

Long-term borrowings	2,575	2,373

Finance lease obligations	8	11

Total debt	2,722	2,500

15	Financial Instruments

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments held at fair value. These financial instruments are classified as level 2 fair value measurements, as defined by IFRS 13, being those derived from inputs other than quoted prices which are observable. There have been no changes in the valuation techniques used or transfers between fair value levels from those set out in note 34 to the annual consolidated financial statements for the year ended 31 March 2016.

The following tables show the carrying amounts and fair value of each category of financial assets and liabilities.

	31 December 2016		31 March 2016
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Cash and cash equivalents	1,944	1,944	3,399	3,399
Short-term deposits	1,897	1,897	1,252	1,252
Trade receivables	961	961	1,078	1,078
Other financial assets - current	223	223	137	137
Other financial assets - non-current	334	334	185	185

Total financial assets	5,359	5,359	6,051	6,051

	31 December 2016		31 March 2016
As at (£ millions)	Carrying value (unaudited)	Fair value (unaudited)	Carrying value (audited)	Fair value (audited)
Accounts payable	5,811	5,811	5,758	5,758
Short-term borrowings	139	139	116	116
Long-term borrowings	2,575	2,679	2,373	2,398
Other financial liabilities - current	2,086	2,086	962	962
Other financial liabilities - non-current	1,620	1,620	817	817

Total financial liabilities	12,231	12,335	10,026	10,051

14

Notes (forming part of the condensed consolidated interim financial statements)

16	Other reserves

The movement of reserves is as follows:

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2016 (audited)	(363)	(873)	7,182	5,946
Profit for the period	—	—	715	715
Remeasurement of defined benefit obligation	—	—	(1,279)	(1,279)
Loss on effective cash flow hedges	—	(2,715)	—	(2,715)
Currency translation differences	34	—	—	34
Income tax related to items recognised in other comprehensive income	—	521	201	722
Cash flow hedges reclassified to ‘Foreign exchange loss’ in profit or loss	—	827	—	827
Income tax related to items reclassified to profit or loss	—	(165)	—	(165)
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2016 (unaudited)	(329)	(2,405)	6,669	3,935

(£ millions)	Translation reserve	Hedging reserve	Retained earnings	Total reserves
Balance at 1 April 2015 (audited)	(362)	(910)	5,644	4,372
Profit for the period	—	—	840	840
Remeasurement of defined benefit obligation	—	—	349	349
Gain on effective cash flow hedges	—	328	—	328
Currency translation differences	(17)	—	—	(17)
Income tax related to items recognised in other comprehensive income	—	(70)	(88)	(158)
Cash flow hedges reclassified to ‘Foreign exchange loss’ in profit or loss	—	173	—	173
Income tax related to items reclassified to profit or loss	—	(34)	—	(34)
Dividend paid	—	—	(150)	(150)

Balance at 31 December 2015 (unaudited)	(379)	(513)	6,595	5,703

17	Dividends

During the three months ended 31 December 2016, no ordinary share dividend was proposed and paid (three months to 31 December 2015: £nil).

During the nine months ended 31 December 2016, an ordinary share dividend of £150 million was proposed and paid (nine months to 31 December 2015: £150 million).

18	Employee benefits

The Group has pension arrangements providing employees with defined benefits related to pay and service as set out in the rules of each fund. The following table sets out the disclosure pertaining to employee benefits of Jaguar Land Rover Limited and overseas subsidiaries which operate defined benefit pension plans.

15

Notes (forming part of the condensed consolidated interim financial statements)

18	Employee benefits (continued)

(£ millions)	Nine months ended 31 December 2016 (unaudited)	Year ended 31 March 2016 (audited)
Change in defined benefit obligation
Defined benefit obligation at beginning of the period	7,668	7,883
Current service cost	148	224
Interest expense	206	263
Actuarial (gains)/losses arising from:
- Changes in demographic assumptions	(76)	(36)
- Changes in financial assumptions	2,364	(569)
- Experience adjustments	13	63
Exchange differences on foreign schemes	6	3
Member contributions	1	2
Benefits paid	(156)	(165)

Defined benefit obligation at end of period	10,174	7,668

Change in plan assets
Fair value of plan assets at beginning of the period	7,103	6,997
Interest income	194	233
Remeasurement gain/(loss) on the return of plan assets, excluding amounts included in interest income	1,020	(52)
Administrative expenses	(7)	(8)
Exchange differences on foreign schemes	4	1
Employer contributions	172	95
Member contributions	1	2
Benefits paid	(156)	(165)

Fair value of scheme assets at end of period	8,331	7,103

Amount recognised in the consolidated balance sheet consist of
Present value of defined benefit obligations	(10,174)	(7,668)
Fair value of scheme assets	8,331	7,103
Restriction on asset and onerous obligation	—	(2)

Net liability	(1,843)	(567)

Non-current liabilities	(1,843)	(567)

The range of assumptions used in accounting for the pension plans in both periods is set out below:

	Nine months ended 31 December 2016 (unaudited)	Year ended 31 March 2016 (audited)
Discount rate	2.7%	3.6%
Expected rate of increase in compensation level of covered employees	3.8%	3.5%
Inflation rate	3.3%	3.0%

For the valuations at 31 December 2016 and 31 March 2016, the mortality assumptions used are the SAPS base table, in particular S2NxA tables and the Light table for members of the Jaguar Executive Pension Plan. A scaling factor of 120% for males and 110% for females has been used for the Jaguar Pension Plan, 115% for males and 105% for females for the Land Rover Pension Scheme, and 95% for males and 85% for females for the Jaguar Executive Pension Plan. There is an allowance for future improvements in line with the CMI (2014) projections with an allowance for long-term improvements of 1.25% per annum.

16

Notes (forming part of the condensed consolidated interim financial statements)

19	Commitments and contingencies

In the normal course of business, the Group faces claims and assertions by various parties. The Group assesses such claims and assertions and monitors the legal environment on an on-going basis, with the assistance of external legal counsel wherever necessary. The Group recognises a liability for any claims where a potential loss is probable and capable of being estimated and discloses such matters in its financial statements, if material. For potential losses that are considered possible, but not probable, the Group provides a disclosure in the financial statements, if material, but does not recognise a liability.

The following is a description of claims and assertions where a potential loss is possible, but not probable. Management believe that none of the contingencies described below, either individually or in aggregate, would have a material adverse effect on the Group’s financial condition, results of operations, or cash flows.

Litigation and product related matters

The Group is involved in legal proceedings, both as plaintiff and as defendant. There are claims and potential claims of £6 million (31 March 2016: £6 million) against the Group which management have not recognised as they are not considered probable, along with other claims which at this stage cannot be reliably estimated. These claims and potential claims pertain to motor accident claims, consumer complaints, employment and dealership arrangements, personal injury claims and/or compensation for deficiency in the goods and services provided by the Group and/or its dealers.

The Group has provided for the estimated costs of repair following the passenger safety airbag issue in the United States, Japan and Korea. The Group recognises that there is a potential risk of further recalls in other countries in the future, however, the Group are unable at this point in time to reliably estimate the amount and timings of any potential future costs associated with this warranty issue.

Other taxes and dues

During the year ended 31 March 2015, the Group’s Brazilian subsidiary received a demand for 167 million Brazilian Real (£42 million at 31 December 2016 exchange rates) in relation to additional indirect taxes (PIS and COFINS) claimed as being due on local vehicle and parts sales made in 2010. The matter is currently being contested before the Brazilian appellate authorities. Professional legal opinions obtained in Brazil fully support that the basis of the tax authority’s assertion is incorrect and, as a result, the likelihood of any settlement ultimately having to be made is considered remote. Accordingly, no provision has been recognised in the financial statements and the matter is disclosed here purely for the purposes of completeness.

Commitments and contingencies

The Group has entered into various contracts with vendors and contractors for the acquisition of plant and machinery, equipment and various civil contracts of capital nature aggregating £1,832 million (31 March 2016: £797 million) and £13 million (31 March 2016: £12 million) relating to the acquisition of intangible assets.

Commitments and contingencies also includes contingent liabilities of £85 million (31 March 2016: £28 million).

The remaining financial commitments, in particular the purchase commitments and guarantees, are of a magnitude typical for the industry.

Inventory of £Nil (31 March 2016: £Nil) and trade receivables with a carrying amount of £139 million (31 March 2016: £116 million) and property, plant and equipment with a carrying amount of £Nil (31 March 2016: £Nil) and restricted cash with a carrying amount of £Nil (31 March 2016: £Nil) are pledged as collateral/security against the borrowings and commitments.

The Group’s share of capital commitments of its joint ventures at 31 December 2016 is £99 million (31 March 2016: £102 million) and contingent liabilities of its joint ventures at 31 December 2016 is £4 million (31 March 2016: £nil).

17

Notes (forming part of the condensed consolidated interim financial statements)

20	Capital Management

The Group’s objectives when managing capital are to ensure the going concern operation of its entities and to maintain an efficient capital structure to reduce the cost of capital, support the corporate strategy and to meet shareholder expectations.

The Group’s policy is to borrow primarily through capital market debt issues to meet anticipated funding requirements and maintain sufficient liquidity. The Group also maintains certain undrawn committed credit facilities to provide additional liquidity. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries as required. Surplus cash in subsidiaries is swept (where practicable) and invested to satisfy security, liquidity and yield requirements.

The capital structure is governed according to Group policies approved by the Board and is monitored by various metrics such as interest cover, as per the debt covenants. Funding requirements are reviewed periodically with any debt issuances and capital distributions approved by the Board.

The following table summarises the capital of the Group:

As at (£ millions)	31 December 2016 (unaudited)	31 March 2016 (audited)
Short-term debt	141	121
Long-term debt	2,581	2,379

Total debt*	2,722	2,500

Equity	5,603	7,614

Total capital (debt and equity)	8,325	10,114

*	Total debt includes finance lease obligations of £8 million (31 March 2016: £11 million).

18

Notes (forming part of the condensed consolidated interim financial statements)

21	Notes to the consolidated cash flow statement

Reconciliation of profit for the period to cash generated from operations

	Three months ended		Nine months ended
(£ millions)	31 December 2016 (unaudited)	31 December 2015 (unaudited)	31 December 2016 (unaudited)	31 December 2015 (unaudited)
Cash flows from/(used in) operating activities
Profit for the period	167	440	715	840
Adjustments for:
Depreciation and amortisation	409	357	1,207	1,040
Loss on sale of assets	2	1	5	4
Foreign exchange loss/(gain) on loans	54	36	114	(4)
Income tax expense	88	59	219	140
Finance expense (net)	12	19	48	66
Finance income	(7)	(9)	(24)	(27)
Foreign exchange loss/(gain) on derivatives	13	(43)	(61)	(94)
Foreign exchange (gain)/loss on short-term deposits and investments	(42)	(5)	(65)	8
Foreign exchange gain on other restricted deposits	(1)	—	(7)	—
Unrealised (gain)/loss on commodities*	(5)	27	(72)	83
Share of profit from equity accounted investments	(35)	(22)	(113)	(15)
Exceptional item	(85)	(30)	(135)	215
Other non-cash adjustments	(4)	1	1	1

Cash flows from operating activities before changes in assets and liabilities	566	831	1,832	2,257

Trade receivables	79	(71)	117	67
Other financial assets*	(15)	(5)	6	2
Other current assets	(32)	9	(32)	7
Inventories	(105)	170	(764)	(458)
Other non-current assets	(22)	(11)	(45)	(25)
Accounts payable	34	157	(43)	(456)
Other current liabilities	131	11	62	(7)
Other financial liabilities*	1	(2)	68	60
Other non-current liabilities and retirement benefit obligations	26	87	107	228
Provisions	84	34	241	(15)

Cash generated from operations	747	1,210	1,549	1,660

*	Comparatives have been revised for the amendment made in the current year to separately disclose ‘Unrealised (gain)/loss on commodities’, which has resulted in a reclassification of amounts from ‘Other financial liabilities’ and ‘Other financial assets’. There is no impact on ‘Cash generated from operations’ as previously reported for the three and nine months ended 31 December 2015.

19

Notes (forming part of the condensed consolidated interim financial statements)

22	Related party transactions

The Group’s related parties principally consist of Tata Sons Limited, subsidiaries, associates and joint ventures of Tata Sons Limited which includes Tata Motors Limited (the ultimate parent company), subsidiaries, associates and joint ventures of Tata Motors Limited. The Group routinely enters into transactions with these related parties in the ordinary course of business including transactions for sale and purchase of products and services. Transactions and balances with the Group’s own subsidiaries are eliminated on consolidation.

The following table summarises related party transactions and balances not eliminated in the consolidated condensed interim financial statements.

	2016			2015*
	(unaudited)			(unaudited)
Nine months ended 31 December (£ millions)	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures	With joint ventures of the Group	With Tata Sons Limited and its subsidiaries and joint ventures	With immediate or ultimate parent and its subsidiaries and joint ventures
Sale of products	526	2	32	211	—	35
Purchase of goods	—	—	52	—	—	78
Services received	94	91	73	73	106	78
Services rendered	80	—	2	31	—	—
Trade and other receivables	90	1	27	45	—	25
Accounts payable	1	36	20	—	4	39
Dividends received/receivable	68	—	—	—	—	—
Dividend paid	—	—	150	—	—	150

*	The 2015 comparative balances have been restated, in order to fully reflect the transactions with all of the Group’s related parties.

Compensation of key management personnel

Nine months ended 31 December (£ millions)	2016 (unaudited)	2015 (unaudited)
Key management personnel remuneration	16	12

23	Subsequent events

On 17 January 2017 the company issued a €650 million bond maturing in 2024 and paying an annual coupon of 2.200%. Subsequently, on 24 January 2017 the company issued a £300 million bond maturing in 2021 paying an annual coupon of 2.750%. The company intends to use net proceeds from the issue of bonds for general corporate purposes, including support for the on-going growth and capital spending plan.

20